As filed with the Securities and Exchange Commission on September 23, 2011

File No. 811-22550

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER

GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940

ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1

THEREUNDER, FOR AN ORDER GRANTING AN EXEMPTION FROM SECTION 17(d)

OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

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BLACKROCK PREFERRED PARTNERS LLC

BLACKROCK ADVISORS, LLC

BLACKROCK INVESTMENTS, LLC
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Written and oral communications regarding this Application should be addressed to:

Ira P. Shapiro, Esq.

BlackRock Advisers, LLC

55 East 52nd Street

New York, New York 10055

1-800-441-7762

With copies of written communications to:

Thomas A. DeCapo, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

This Application (including Exhibits) contains 35 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: BLACKROCK PREFERRED PARTNERS LLC BLACKROCK ADVISORS, LLC BLACKROCK INVESTMENTS, LLC Investment Company Act of 1940 File No. 811-22550
APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER, FOR AN ORDER GRANTING AN EXEMPTION FROM SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.   THE PROPOSAL
1.         BlackRock Preferred Partners LLC (the "Fund"), BlackRock Advisors, LLC (the "Adviser") and BlackRock Investments, LLC (the "Distributor") (together, the "Applicants") hereby seek an order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the

1940 Act and Rule 17d-1 thereunder, for an order granting an exemption from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of limited liability company interests ("Units")1 with varying sales loads and/or ongoing asset-based distribution and/or service fees. The Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future for which the Adviser or the Distributor or any entity controlling, controlled by, or under common control (as the term "control" is defined in Section 2(a)(9) of the 1940 Act) with the Adviser or the Distributor, acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Units pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act") (collectively with the Fund, the "Funds").2 Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.
2.         The Fund is a Delaware limited liability company registered under the 1940 Act as a non-diversified closed-end management investment company. The Fund's registration statement on Form N-2 was declared effective on August 26, 2011.
The Fund's investment objective is to seek total return. Over an investment cycle, the Fund expects to achieve net returns commensurate with the long-term return on equities with less volatility and relatively low degree of correlation to the equity markets.
In order to achieve its investment objective, the Fund intends to invest in a portfolio of
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1	As used in this Application, the term "Units" includes any other equivalent designation of a proportionate ownership interest of the Funds, as defined below.

2	The terms "investment adviser" and "principal underwriter" are defined in Sections 2(a)(20) and 2(a)(29) of the 1940 Act, respectively.

hedge funds organized outside the United States generally believed not to be highly correlated with the Standard & Poor's 500 Index over a long-term time horizon. The Fund intends to invest in private funds or other pooled investment vehicles or accounts organized outside the United States (collectively, the "Portfolio Funds") managed by third-party investment managers selected by and unaffiliated with the Adviser or the Fund's investment sub-adviser, BlackRock Financial Management, Inc., (the "Sub-Adviser"; together with the Adviser, the "Advisers"). The Fund may also invest directly in securities (other than those of Portfolio Funds) or other financial instruments selected by the Advisers.
3.         The Fund offers Units for purchase as of the first business day of each month or at such other times as determined in the discretion of the Fund's Board of Directors. Units are continuously offered. Investors who subscribe for Units and are admitted to the Fund by the Board of Directors of the Fund will become members ("Members") of the Fund. The Fund currently issues a single class of Units (the "Initial Class"), which is subject to a front-end sales load of up to 3%3 and an ongoing asset-based distribution fee at an annual rate equal to 0.75% of the month-end net asset value of the Units owned by the customers of the financial intermediary placing such Units. The ongoing asset-based distribution fee in respect of the Initial Class is charged by the Distributor and is payable out of the Fund's assets. Currently, financial intermediaries may waive the sales load for their customers who participate in wrap fee programs or have other fee-based arrangements with the financial intermediary and financial intermediaries may also reimburse customers who participate in wrap fee programs or have other
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3
The maximum sales charge is 3.00% of the purchase price of the Fund's Units.  The maximum sales charge of 3.00% will be charged for purchases of less than $100,000.  A sales charge of 2.00% will be charged for purchases of $100,000 or more, but less than $250,000.  A sales charge of 1.50% will be charged for purchases of $250,000 or more, but less than $1 million.  A sales charge of 1.00% will be charged for purchases of $1 million or more, but less than $5 million.  A sales charge of 0.50% will be charged for purchases of $5 million or more.

fee-based arrangements with the financial intermediary with respect to the on-going asset based distribution fee.
4.         No market currently exists for the Units. The Units will not be listed on any national securities exchange, and the Fund does not anticipate that a secondary market will develop for the Units. Although the Fund may offer to repurchase Units quarterly beginning on the last business day of September in 2012, in accordance with written tenders by Members and subject to the discretion of the Fund's Board of Directors, Units are not redeemable at an investor's option. Repurchases of the Fund's Units will be on such terms and conditions as the Fund's Board of Directors may determine in its sole discretion. In determining whether the Fund should offer to repurchase Units from Members, the Board will consider the recommendations of the Advisers as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Advisers currently expect that they will generally recommend to the Board of Directors that the Fund offer to repurchase Units from Members quarterly on the last business day of March, June, September and December, beginning on the last business day of September in 2012. The Fund's repurchase offers for Units will be conducted pursuant to Rule 13e-4 under the 1934 Act.  As indicated above, the Fund currently issues Units of the Initial Class.  The Fund may offer additional classes of Units, as described below.
5.         As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Units of a Fund will represent investments in the same portfolio of securities but will be subject to different expenses. The fees and expenses of such future classes (apart from the management fee) may vary from the Initial Class and will be disclosed in a revised prospectus covering such future class. Thus, the net income attributable to, and any dividends payable on, each class of Units will differ from each other from time to time. As a result, the net asset value per Unit of the classes may differ over time.
6.         Under the proposal, each new class of Units (the "New Class") would be offered at net asset value, plus a sales load (if applicable to the New Class). The Fund, if applicable to the New Class, will pay out of its assets ongoing distribution and/or service fees to the Distributor. In addition, the Advisers or their affiliates may pay, out of their own assets, additional compensation to financial intermediaries in connection with the placement of Units or the servicing of Member accounts. Each class of Units would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), as such rule may be amended, or any successor rule thereto (the "NASD Conduct Rule 2830"),4 as if it applied to the Fund. The structure of the proposed classes of Units is described in detail below under "Statement of Facts – Proposed Class Structure and Characteristics."  New Classes may or may not be offered and additional classes of Units may be added in the future.
7.         A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Allianz RCM Global Ecotrends Fund, et al., 1940 Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., 1940 Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al.,
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4	Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Regulatory Authority Rule to NASD Conduct Rule 2830.

1940 Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, 1940 Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); and Eaton Vance Management, et al., 1940 Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) (closed-end funds within a master-feeder structure).
II.   STATEMENT OF FACTS
A.	The Applicants
1.         The Fund is a Delaware limited liability company registered under the 1940 Act as a non-diversified closed-end management investment company. The Fund was organized under the laws of the state of Delaware on April 5, 2011.  The Fund's registration statement on Form N-2 was declared effective on August 26, 2011.
2.         The Adviser is a limited liability company organized under the laws of Delaware. The Adviser serves as investment adviser to the Fund. The Sub-Adviser is a corporation organized under the laws of Delaware.  The Sub-Adviser serves as investment sub-adviser to the Fund.  The Advisers are registered with the Commission as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Advisers are indirect wholly owned subsidiaries of BlackRock, Inc., one of the world's largest publicly-traded investment management firms.
3.         The Distributor is a limited liability company organized under the laws of the state of Delaware. The Distributor is registered with the Commission as a broker/dealer under the 1934 Act and is a member of FINRA. This Distributor is also an indirect wholly owned subsidiary of BlackRock, Inc., and thus is under common control with the Advisers and is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Advisers.
B.	Current Structure and Characteristics
1.         The Fund is engaged in a continuous public offering of Units.
2.         However, unlike shares of many closed-end management investment companies, Units of the Fund are not listed on any securities exchange and are not traded on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will ever develop for the Units. In order to provide a degree of liquidity to Members, the Fund may from time to time offer to repurchase Units at their then-current net asset value pursuant to Rule 13e-4 under the 1934 Act. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Fund's Board of Directors, in its sole discretion.5
C.	Proposed Class Structure and Characteristics
1.         The Fund proposes to engage in a continuous offering of Units in the manner described below. The Fund proposes to offer multiple classes of Units, such as the Initial Class Units and New Class Units, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the use of a financial intermediary through

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5
For the Initial Class, a 2% early repurchase fee will be charged to any Member that tenders its Units to the Fund prior to the business day immediately preceding the one-year anniversary of the Member's purchase of the respective Units. The early repurchase fee may differ, or not be imposed at all, with respect of New Classes, and may be varied in respect of the Initial Class.  This early repurchase fee would apply separately to each purchase of Units made by a Member. An early repurchase fee is defined for purposes of this application as a fee assessed to a Member upon the repurchase of Units and payable to the Fund. The early repurchase fee is not the same as a contingent deferred sales charge ("CDSC") assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to the distributor, whereas the early repurchase fee is payable to the Fund to reimburse the Fund for the costs incurred in liquidating securities in the Fund's portfolio in order to honor the Member's repurchase request and to discourage short-term investments which are generally disruptive to the Fund's investment program. Although the Fund does not currently intend to impose CDSCs, it would only do so in compliance with Rule 6c-10 under the 1940 Act as if that rule applied to closed-end management investment companies.

which the Units will be purchased, the amount of the purchase or the length of time the investor expects to hold the Units. In the future, the Fund's Board of Directors could adopt this or another sales charge structure.
2.         Initial Class Units are subject to a front-end sales load, are subject to an annual asset-based distribution fee, are subject to minimum purchase requirements (which may be waived in the discretion of the Advisers) and may be subject to an early repurchase fee as set forth in the Fund's prospectus (the "Prospectus").
3.         New Class Units would be offered at net asset value, and may also charge a front-end sales load and/or an annual asset-based distribution and/or service fee. In the future, the Fund's Board of Directors could adopt this or another sales charge structure. New Class Units may likewise be subject to an early repurchase fee and minimum purchase requirements (which may be waived in the discretion of the Advisers).
4.         Actual fees approved and adopted may vary, but a class of Units could not have annual asset-based distribution and/or service fees in excess of those permitted by NASD Conduct Rule 2830.
a.         Service fees compensate the Distributor and/or selected brokers, dealers, or other financial intermediaries that provide personal services to Members and/or maintain Member accounts. Such Member services and maintenance may include, but are not limited to: (i) handling inquiries from investors regarding the Fund, including but not limited to questions concerning their investments in the Fund, tender offers and reports and tax information provided by the Fund; (ii) assisting in the enhancement of communications between investors and the Fund; (iii) assisting in the establishment and maintenance of investors' accounts with the Fund and maintaining related records; (iv) receiving, aggregating and processing purchase and repurchase transactions; (v) assisting in the preparation of reports and transaction statements to investors; (vi) providing sub-accounting services for Units held beneficially; (vii) forwarding reports of the Fund and other information to investors; (viii) receiving, tabulating and transmitting proxies; and (ix) providing such other information and investor services as may be reasonably requested by the Fund. Applicants represent that these asset-based service fees will comply with the provisions of NASD Conduct Rule 2830. No service fee is currently paid in respect of the Initial Class Units. Service fees may vary among New Class Units.
b.         The Fund has entered into a Distribution Agreement (the "Distribution Agreement") with the Distributor. Distribution fees are to be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act,6 as if those rules applied to closed-end management investment companies, with respect to a class (a "Distribution Plan"). The Fund will, out of its own assets, pay the Distributor for providing distribution services at an annual rate equal to 0.75% of the month-end NAV of the Units owned by a financial intermediary's customers (the "Distribution Fee") with respect to Initial Class Units. The Distribution Fee is paid as compensation for assisting with the sale of the Fund's Units and other sales and marketing-related activities. The Distribution Fee may be different for each class of New Class Units. Applicants represent that these asset-based distribution fees will comply with the provisions of NASD Conduct Rule 2830. In adopting the Fund's Distribution Agreement, the Fund's Board of Directors considered and approved the Distribution Plan in a manner consistent with Rule 12b-1, and the Distribution Agreement was approved by a majority of the directors, including a majority of the directors who are not interested persons of the Fund
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The Applicants intend to comply with Rules 12b-1 and 17d-3 as they may be amended or replaced in the future, as if those amended or replaced rules applied to closed-end management investment companies.

within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution Agreement or in any agreements related to the Distribution Agreement, as provided for in Rule 12b-1. The Distribution Plan also would be submitted for Member approval to the extent required by Rule 12b-1.7
c.         Although the Fund does not intend to do so, in the event a particular class has an early repurchase fee, the Fund may determine to waive the early repurchase fee for certain categories of Members or transactions to be established from time to time.  With respect to any waiver of, scheduled variation in, or elimination of an early repurchase fee applicable to a class of Units, the Fund will comply with Rule 22d-1 under the 1940 Act as if the early repurchase fee were a CDSC and as if the Fund were an open-end investment company.
5.         All expenses incurred by the Fund will be allocated among its various classes of Units based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated particularly with the Distribution Plan of that class (if any), Member servicing fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses particular to that class.
6.         In addition to any distribution and/or service fees, each class of the Fund may, by action of the Fund's Board of Directors, also pay a different amount of the following expenses, as may be incurred by each class:
a.	legal, printing and postage expenses related to preparing and distributing
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The Funds may determine to offer conversion features in connection with the establishment of New Classes.  The Applicants represent that any such conversion features will comply with Rule 18f-3 as if the Fund were an open-end management investment company.

to current Members of a specific class materials such as Member reports, prospectuses, and proxies;
b.	Blue Sky fees incurred by a specific class;
c.	Commission registration fees incurred by a specific class;
d.	expenses of administrative personnel and services required to support the Members of a specific class;
e.	Directors' fees incurred as a result of issues relating to a specific class;
f.	Auditors' fees, litigation expenses, and other legal fees and expenses relating to a specific class;
g.	incremental transfer agent fees and Member servicing expenses identified as being attributable to a specific class;
h.	account expenses relating solely to a specific class;
i.	expenses incurred in connection with any Member meetings as a result of issues relating to a specific class; and
j.	any such other expenses actually incurred in a different amount by a class or related to a class' receipt of services of a different kind or to a different degree than another class.
Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.8
7.         From time to time, the Board of the Fund may create and offer additional classes of Units, or may vary the characteristics described above of Initial Class and New Class Units, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Units allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Unit resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company.  Accordingly, the Fund's repurchase offers will be made to all of its classes of Units at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Unit resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.
8.         Because of the different distribution fees, Member servicing fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Units may differ from each other from time to time. As a result, the net asset value per Unit of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of the Fund's Units will be borne on a pro rata basis by each outstanding Unit of that class.
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8	The Applicants note, however, that the Fund will not be a "Daily Dividend Fund" as defined in Rule 18f-3.

III.   EXEMPTIONS REQUESTED
1.         The Multiple Class System
Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Fund may be deemed: (1) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
2.         Asset-Based Distribution and/or Service Fees
Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based distribution and/or service fees.
IV.   COMMISSION AUTHORITY
1.         Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
2.         Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
V.   DISCUSSION
A.	Background
1.         In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation ("Protecting Investors"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.9 For example, the characterization of a management company as "open-end" or "closed-end" has, historically, been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.
2.         Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus require a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its
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9	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and the closed-end forms, consistent with investor protection.10
3.         A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees substantially similar to that for which Applicants seek relief. See, e.g., Allianz RCM Global Ecotrends Fund, et al., 1940 Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., 1940 Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., 1940 Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); ING Pilgrim Investments LLC, et al., 1940 Act Rel. Nos. 24881 (Feb. 28, 2001) (Notice) and 24916 (Mar. 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, 1940 Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); Eaton Vance Management, et al., 1940 Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., 1940 Act Rel. Nos. 23770 (Apr. 6, 1999) (Notice) and 23818 (Apr. 30, 1999) (Order) and Eaton Vance Management, et al., 1940 Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (Jun. 16, 1997) (Order); A I M Advisors, Inc., et al., 1940 Act Rel. Nos. 24110 (Oct. 25, 1999) (Notice) and 24149 (Nov. 22, 1999) (Order); Nuveen Floating Rate Fund, et al., 1940 Act Rel. Nos. 24066 (Oct. 1, 1999) (Notice) and 24114 (Oct. 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., 1940 Act Rel. Nos. 24014 (Sept. 15, 1999) (Notice) and 24078 (Oct. 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., 1940 Act Rel. Nos. 23945 (Aug.
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10	Id. at 424.

12, 1999) (Notice) and 23992 (Sept. 2, 1999) (Order); Kemper Floating Rate Fund, et al., 1940 Act Rel. Nos. 23811(Apr. 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., 1940 Act Rel. Nos. 23312 (Jul. 10, 1998) (Notice) and 23378 (Aug. 5, 1998) (Order); and Sierra Prime Income Fund, et al., 1940 Act Rel. Nos. 22512 (Feb. 14, 1997) (Notice) and 22556 (Mar. 12, 1997) (Order).
B.	Multiple Classes of Shares – Exemptions from Sections 18(c) and 18(i) under the 1940 Act
1.         Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Fund may be deemed: (1) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
2.         A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:
[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .
3.         Section 18(i) of the 1940 Act provides that:
Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.
4.         The multiple class system proposed herein (the "Multiple Class System") may result in Units of a class having "priority over [another] class as to . . . payment of dividends" and having unequal voting rights, because under the Multiple Class System (1) Members of different classes may pay different distribution fees, different Member services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.  Applicants state that the creation of multiple classes of Units of the Fund may thus potentially be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.
5.         Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Units without having to create new funds. Applicants believe that current and future Members will benefit if new classes of Units with different pricing structures are created providing Members with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Units, the use of a financial intermediary through which the Units will be purchased and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Units and provide investors with a broader choice of Member options.
6.         By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Units, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Members, as compared to the creation of additional Unit classes of the Fund.
7.         Under the Multiple Class System, holders of each class of Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Units than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.
8.         The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.11
9.         Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed system will not increase the speculative character of a Fund's Units. Applicants also believe that the proposed allocation
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11
See 1940 Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Members.
10.          Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule's provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Units, except for differences related to repurchase offers.
11.          In particular, the Fund proposes to offer Units continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.12 Provisions regulating the
________________________
12
See, e.g., Allianz RCM Global Ecotrends Fund, et al., 1940 Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., 1940 Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., 1940 Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); ING Pilgrim Investments LLC, et al., 1940 Act Rel. Nos. 24881 (Feb. 28, 2001) (Notice) and 24916 (Mar. 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, 1940 Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); Eaton Vance Management, et al., 1940 Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., 1940 Act Rel. Nos. 23770 (Apr. 6, 1999) (Notice) and 23818 (Apr. 30, 1999)

(cont'd)

issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Units on those contained in Rule 18f-3.
12.          Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Members. The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its Prospectus and of the differences among the various classes and the different expenses of each class of Units offered. Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its Prospectus the fees, expenses and other characteristics of each class of Units offered for sale by the Prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Members during the reporting period in Member reports13 and describe in its Prospectus any arrangements that result in breakpoints in, or
________________________
(cont'd from previous page)
(Order) and Eaton Vance Management, et al., 1940 Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (Jun. 16, 1997) (Order); A I M Advisors, Inc., et al., 1940 Act Rel. Nos. 24110 (Oct. 25, 1999) (Notice) and 24149 (Nov. 22, 1999) (Order); Nuveen Floating Rate Fund, et al., 1940 Act Rel. Nos. 24066 (Oct. 1, 1999) (Notice) and 24114 (Oct. 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., 1940 Act Rel. Nos. 24014 (Sept. 15, 1999) (Notice) and 24078 (Oct. 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., 1940 Act Rel. Nos. 23945 (Aug. 12, 1999) (Notice) and 23992 (Sept. 2, 1999) (Order); Kemper Floating Rate Fund, et al., 1940 Act Rel. Nos. 23811(Apr. 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., 1940 Act Rel. Nos. 23312 (Jul. 10, 1998) (Notice) and 23378 (Aug. 5, 1998) (Order); and Sierra Prime Income Fund, et al., 1940 Act Rel. Nos. 22512 (Feb. 14, 1997) (Notice) and 22556 (Mar. 12, 1997) (Order).

13	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, 1940 Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

elimination of, sales loads.14 The Fund will include any such disclosures in its Member reports and Prospectus to the extent required as if the Fund were an open-end fund. Each of the Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.15 Upon the adoption of any such proposed rules or required disclosures, the Fund or the Distributor will contractually require that any other distributor of the Fund's Units comply with such requirements in connection with the distribution of Units of the Fund.
Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.16 Applicants will comply with all such applicable disclosure requirements.
13.          The requested relief is substantially similar to prior exemptions granted by the Commission to Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance
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14	Disclosure of Breakpoint Discounts by Mutual Funds, 1940 Act Rel. No. 26464 (Jun. 7, 2004) (adopting release).

15
See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, 1934 Act Rel. No. 64386 (May 3, 2011), withdrawn Aug. 1, 2011; Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 1940 Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

16	Fund of Funds Investments, 1940 Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release); see also rules 12d1-1, et seq. of the 1940 Act.

Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.17 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.
C.	Asset-Based Service and/or Distribution Fees.
1.         Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based distribution and/or service fee.
2.         Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no
________________________
17	See supra n.12. In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.

joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.18
3.         In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.
4.         The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if such Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the
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18
Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based distribution and/or service fees discussed herein, but request this order to eliminate any uncertainty.

same conditions as would be the case with an open-end investment company imposing asset-based distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,19 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.20

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund's financing the distribution of its Units should be resolved by the Fund's undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund's asset-based distribution and/or service fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants will only impose a CDSC in compliance with Rule 6c-10 as if that rule applied to closed-end management investment companies. The Fund
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19	See Bearing of Distribution Expenses by Mutual Funds, 1940 Act Rel. No. 11414 (Oct. 28, 1980).

20	Id.

would also make required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event they impose CDSCs, the Fund will apply the CDSCs, and any waivers or scheduled variations of the CDSCs, uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.  Finally, to the extent the Fund may determine to waive, impose scheduled variations of, or eliminate the early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act.
VI.   APPLICANTS' CONDITIONS
Applicants agree that any order granting the requested relief will be subject to the following condition:
Applicants will comply with the provisions of Rules 12b-1, 17d-3 and 18f-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time or replaced, as if that rule applied to all closed-end management investment companies.  Additionally, in the event the Fund imposes a CDSC, the Applicants will comply with the provisions of Rules 6c-10 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and to the extent the Fund may determine to waive, impose scheduled variations of, or eliminate the early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, as amended from time to time or replaced.
VII.   CORPORATE ACTION
The Fund's Limited Liability Company Agreement empowers the Board of Directors of the Fund to establish different classes of Units and to take any other action necessary to accomplish the establishment and creation of such classes of Units. The Board of Directors of the Fund has adopted resolutions, attached hereto as Exhibit B, authorizing the Fund's officers to file the Application with the Commission.
VIII.   CONCLUSION
1.         For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
2.         All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

BlackRock Preferred Partners LLC

Brendan Kyne is authorized to sign and file this document on behalf of BlackRock Preferred Partners LLC pursuant to the authority granted to him as Vice President under the Fund's Limited Liability Company agreement.

BlackRock Preferred Partners LLC

/s/ Brendan Kyne
By: Brendan Kyne

Title: Vice President

Date: September 23, 2011

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

BlackRock Advisors, LLC

As Managing Director of BlackRock Advisors LLC (the "Adviser"), Brendan Kyne is authorized to sign and file this document on behalf of the Adviser.

BlackRock Advisors, LLC

/s/ Brendan Kyne
By: Brendan Kyne

Title: Managing Director

Date: September 23, 2011

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

BlackRock Investments, LLC

As Managing Director and Assistant Secretary of BlackRock Investments, LLC (the "Distributor"), Richard F. Froio is authorized to sign and file this document on behalf of the Distributor.

BlackRock Investments, LLC

/s/ Richard F. Froio
By: Richard F. Froio

Title: Managing Director and Assistant Secretary

Date: September 23, 2011

List of Attachments and Exhibits

Exhibit A
1.	Verification of BlackRock Preferred Partners LLC
2.	Verification of BlackRock Advisors, LLC
3.	Verification of BlackRock Investments, LLC

Exhibit B – Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

BlackRock Preferred Partners LLC

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of BlackRock Preferred Partners LLC (the "Fund"); that he is the Vice President of the Fund; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BlackRock Preferred Partners LLC

/s/ Brendan Kyne
By: Brendan Kyne

Title: Vice President

Date: September 23, 2011

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

BlackRock Advisors, LLC

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of BlackRock Advisors, LLC; that he is the Managing Director of BlackRock Advisors, LLC and as such has the authority to sign and file this document on behalf of BlackRock Advisors, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BlackRock Advisors, LLC

/s/ Brendan Kyne
By: Brendan Kyne

Title: Managing Director

Date: September 23, 2011

EXHIBIT A-3

BlackRock Investments, LLC

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of BlackRock Investments, LLC; that he is the Managing Director and Assistant Secretary of BlackRock Investments, LLC and as such has the authority to sign and file this document on behalf of BlackRock Investments, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BlackRock Investments, LLC

/s/ Richard F. Froio
By: Richard F. Froio

Title: Managing Director and Assistant Secretary

Date: September 23, 2011

EXHIBIT B

RESOLUTIONS OF BOARD OF DIRECTORS

OF

BLACKROCK PREFERRED PARTNERS LLC

RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed, with the assistance of counsel, to prepare, execute, and file with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 6(c) of the 1940 Act, granting exemptions from Sections l8(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, granting an exemption from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, and/or early repurchase fees; and it is

FURTHER RESOLVED, that the officers of the Fund are hereby authorized and directed to take such other action and execute such other documents as they may deem necessary or advisable to effectuate the foregoing resolution.

35